BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

August 12, 2024

Laura Nicholson and Amanda Ravitz

Division of Corporation Finance

Disclosure Review Program

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Definitive Proxy Statement on Schedule 14A

Filed March 15, 2024

File No. 001-14905

Dear Ms. Nicholson and Ms. Ravitz:

The purpose of this letter is to respond to the Division of Corporation Finance’s letter dated August 9, 2024 (“Corp Finance Letter”). As requested, we confirm that we will revise our Pay Versus Performance disclosures in future proxy statements in accordance with the topics discussed in the Corp Finance Letter.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg
Senior Vice President – Chief Financial Officer